Exhibit 99.1

Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2011 and 2010
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)
As at December 31, 2011 and March 31, 2011

(Prepared in Canadian dollars)

	December 31,	March 31,
	2011	2011
	$	$
Assets

Current assets
Cash and cash equivalents	4,978,066	9,628,020
Restricted cash (note 1(b))	368,620	-
Short-term investments	2,301,966	2,304,465
Amounts receivable	144,210	41,919
Prepaid expenses	86,256	81,570

	7,879,118	12,055,974

Property and equipment (note 3)	667,243	732,977

Deferred development costs - net of accumulated amortization of $nil (March 31, 2011- $nil) (note 4)	1,595,321	190,284

Goodwill	1,254,930	1,254,930

	11,396,612	14,234,165

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	777,340	1,328,920

Deferred revenue	163,446	-

	940,786	1,328,920

Shareholders’ Equity (note 5)
Capital stock	48,051,263	47,158,758
Contributed surplus	4,009,595	3,762,983
Options	10,200,230	8,915,059
Deficit	(51,805,262)	(46,931,555)

	10,455,826	12,905,245

	11,396,612	14,234,165
Subsequent events (note 13)

Approved by the Audit Committee of the Board of Directors.

“J. Douglas Gilpin” (signed) Director	“Lawrence Wang” (signed) Director

See accompanying notes to condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three and nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	$	$	$	$

Expenses
General and administrative (notes 7 and 9)	1,482,259	1,062,174	4,253,265	4,278,557
Research and development (note 6)	447,575	586,131	731,772	2,099,866

Loss from operations	(1,929,834)	(1,648,305)	(4,985,037)	(6,378,423)

Interest and other income (note 9)	32,380	38,677	111,330	98,270

Loss and comprehensive loss for the period	(1,897,454)	(1,609,628)	(4,873,707)	(6,280,153)

Basic and diluted loss per share (note 8)	(0.06)	(0.05)	(0.16)	(0.21)

See accompanying notes to condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
For the nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2010	29,056,080	44,236,390	3,762,983	5,673,677	171,972	(38,125,081)	15,719,941

Net loss	-	-	-	-	-	(6,280,153)	(6,280,153)
Issued during the period for cash Options exercised	594,000	1,100,500	-	-	-	-	1,100,500
Transferred from options on exercise of options	-	799,569	-	(799,569)	-	-	-
Options granted to employees	-	-	-	3,434,614	-	-	3,434,614
Warrants exercised	111,477	640,993	-	-	-	-	640,993
Transferred from warrants on exercise of warrants	-	171,972	-	-	(171,972)	-	-

Balance - December 31, 2010	29,761,557	46,949,424	3,762,983	8,308,722	-	(44,405,234)	14,615,895

Balance - March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	-	(46,931,555)	12,905,245

Net loss	-	-	-	-	-	(4,873,707)	(4,873,707)

Issued during the period for cash Options exercised	185,517	537,724	-	-	-	-	537,724
Transferred from options on exercise of options	-	354,781	-	(354,781)	-	-	-
Unexercised vested options	-	-	246,612	(246,612)	-	-	-
Options granted to employees	-	-	-	1,886,564	-	-	1,886,564

Balance - December 31, 2011	29,991,074	48,051,263	4,009,595	10,200,230	-	(51,805,262)	10,455,826

See accompanying notes to condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

	2011	2010
	$	$

Cash flows from operating activities
Loss for the period	(4,873,707)	(6,280,153)
Items not affecting cash
Amortization of property and equipment	68,266	132,900
Gain on disposal of property and equipment	(3,358)	-
Stock-based compensation expense	1,703,062	3,466,245

	(3,105,737)	(2,681,008)

Changes in non-cash working capital items
Amounts receivable	(102,291)	5,760
Prepaid expenses	(4,686)	15,703
Accounts payable and accrued liabilities	(551,580)	(95,681)
Deferred revenue	163,446	-

	(3,600,848)	(2,755,226)

Cash flows from investing activities
Decrease in short-term investments	2,499	16,105
Increase in restricted cash	(368,620)	-
Acquisition of property and equipment	(69,584)	(107,946)
Development costs deferred	(1,154,870)	-
Proceeds from disposal of property and equipment	3,745	-

	(1,586,830)	(91,841)

Cash flows from financing activities
Issue of capital stock	537,724	1,741,493

Decrease in cash and cash equivalents	(4,649,954)	(1,105,574)

Cash and cash equivalents - Beginning of period	9,628,020	11,661,745

Cash and cash equivalents - End of period	4,978,066	10,556,171

Cash and cash equivalents consist of
Cash	4,915,544	101,607
Cash equivalents	62,522	10,454,564

	4,978,066	10,556,171

Supplemental disclosure of non-cash investing activities
Stock-based compensation charged to deferred development costs	183,502	-

Amortization of property and equipment charged to deferred development costs	66,665	-

See accompanying notes to condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

1	Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada. Burcon is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company is developing CLARISOY™, a soy protein isolate, Puratein®, Supertein™ and Nutratein™, three canola protein isolates, and Peazazz™, a pea protein isolate.

a)	CLARISOY™

On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that begin upon certain approval by the Environment Protection Agency until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM, and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement will be the responsibility of Burcon.

b)	Puratein® and Supertein™

Burcon has a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to March 1, 2012 to facilitate continued research. In connection with the U.S. regulatory recognition process, Burcon has agreed to reimburse ADM its share of the costs being US$360,000 (CA$368,620). During the first quarter of fiscal 2012, the funds were deposited in US dollars to an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the U.S. regulatory recognition process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

See accompanying notes to condensed consolidated interim financial statements.

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

2	Significant accounting policies

Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) as set out in the Accounting Recommendations Part I of the Handbook of the Canadian Institute of Chartered Accountants (CICA Handbook). These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of December 31, 2011 and are the same as those applied in the consolidated financial statements in accordance with International Financial Reporting Standards for the year ended March 31, 2011. The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS annual financial statements for the year ended March 31, 2011.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at December 31, 2011 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

Future accounting changes

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC.

  IFRS 7 - Financial instruments - disclosures

Amended to require additional disclosures in respect of risk exposures arising from transferred financial assets. Effective for annual periods beginning on/after July 1, 2011.

See accompanying notes to condensed consolidated interim financial statements.

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

  IFRS 9 - Financial instruments - classification and measurement

The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. Financial liabilities are measured at either at fair value through profit and loss or amortized cost. Effective for years beginning on/after January 1, 2015.

  New standards addressing scope of reporting entity

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28,Investments in Associates.

These standards are effective for years beginning on/after January 1, 2013.

  IFRS 13 - Fair value measurement and disclosure requirements

Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on/after January 1, 2013.

The Company is currently assessing the impact of these standards and the expected dates of adoption.

See accompanying notes to condensed consolidated interim financial statements.

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

3	Property and equipment

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2011	3,135,746	53,445	3,189,191
Current period additions	63,773	5,811	69,584
Current period disposals	(5,000)	-	(5,000)

Cost at December 31, 2011	3,194,519	59,256	3,253,775

Accumulated amortization at March 31, 2011	2,416,236	39,978	2,456,214
Current period retirements	(4,613)	-	(4,613)
Current period amortization	131,315	3,616	134,931

Accumulated amortization at December 31, 2011	2,542,938	43,594	2,586,532

Net book value at December 31, 2011	651,581	15,662	667,243

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2010	2,956,962	51,621	3,008,583
Current period additions	178,784	1,824	180,608

Cost at March 31, 2011	3,135,746	53,445	3,189,191

Accumulated amortization at March 31, 2010	2,224,530	34,598	2,259,128
Current period retirements	-	-	-
Current period amortization	191,706	5,380	197,086

Accumulated amortization at March 31, 2011	2,416,236	39,978	2,456,214

Net book value at March 31, 2011	719,510	13,467	732,977

See accompanying notes to condensed consolidated interim financial statements.

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

4	Deferred development costs

$

Cost at March 31, 2011	190,284
Current period additions	1,405,037

Cost at December 31, 2011	1,595,321

Amortization and impairment at March 31, 2011	-
Current period amortization	-

Amortization and impairment at December 31, 2011	-

Net book value at December 31, 2011	1,595,321

$

Cost at March 31, 2010	-
Current period additions	190,284

Cost at March 31, 2011	190,284

Amortization and impairment at March 31, 2010	-
Current period amortization	-

Amortization and impairment at March 31, 2011	-

Net book value at March 31, 2011	190,284

5	Shareholders’ equity

a)	Capital stock

Authorized

Unlimited number of common shares without par value

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

See accompanying notes to condensed consolidated interim financial statements.

(5)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At December 31, 2011, 1,997,854 (March 31, 2011 - 2,040,871) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.80 and $9.60 per common share. At the annual general meeting held on September 1, 2011, the shareholders of the Company approved to amend the stock option plan from a “fixed” plan to a “rolling” plan, under which it will permit the issuance of that number of options up to a maximum of 10% of the issued and outstanding common shares. An additional 1,001,253 (March 31, 2011 - 41,045) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. During the years ended March 31, 2011 and 2010, the estimated average vesting period of the outstanding options was 24 months. The remaining outstanding vesting period at December 31, 2011 was approximately 16 months. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Nine months ended
	December 31, 2011		Year ended March 31, 2011
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Outstanding - Beginning of
period	2,040,871	6.94	2,548,871	5.59
Granted	200,000	7.42	130,000	8.81
Exercised	(185,517)	2.90	(638,000)	1.92
Expired	-	-	-	-
Forfeited/cancelled	(57,500)	8.47	-	-

Outstanding - End of period	1,997,854	7.32	2,040,871	6.94

See accompanying notes to condensed consolidated interim financial statements.

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

		Options outstanding		Options exercisable
	Number	Weighted		Number
	outstanding	average	Weighted	exercisable	Weighted
	at	remaining	average	at	average
Range of	December 31,	contractual	exercise	December 31,	exercise
exercise prices	2011	life	price	2011	price
$		(years)	$		$

2.80 to 3.30	380,354	0.70	3.30	380,354	3.30
5.67 to 6.78	527,500	3.47	5.97	527,500	3.47
8.05 to 9.60	1,090,000	8.17	9.38	1,073,333	9.39

	1,997,854			1,981,187

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2011	2011

Dividend yield	0.0%	0.0%
Expected volatility	63.6%	75.1%
Risk-free interest rate	1.8%	3.5%
Expected forfeitures	11.1%	11.4%
Expected average option term (years)	8.4	8.4

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were 200,000 options granted during the nine months ended December 31, 2011. The weighted average fair value of the options granted during the nine months ended December 31, 2011 was $4.97 per option.

Included in research and development expenses is $111,587 (2010 - $906,756) (note 6) of stock-based compensation and included in general and administrative expenses is $1,591,475 (2010 - $2,527,858) (note 7) of a combination of stock-based compensation and costs settled by way of stock options. Included in deferred development costs is $183,502 (March 31, 2011 - $65,397) of stock-based compensation.

See accompanying notes to condensed consolidated interim financial statements.

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

6	Research and development

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	$	$	$	$

Salaries and benefits (note 5)	260,756	422,880	423,340	1,593,287
Laboratory operation	110,892	74,121	174,438	257,428
Amortization of property and equipment	36,768	46,243	65,869	130,197
Rent	15,995	19,993	29,266	59,638
Analyses and testing	22,115	17,097	36,903	46,518
Travel and meals	1,049	5,797	1,956	12,798

	447,575	586,131	731,772	2,099,866

7	General and administrative

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	$	$	$	$

Salaries and benefits (note 5)	968,574	553,946	2,458,307	2,821,544
Professional fees (note 5)	208,125	307,652	1,098,876	800,305
NASDAQ filing fees	102,929	-	127,654	-
Investor relations	99,682	90,454	266,427	301,245
Office supplies and services	31,601	25,257	87,476	78,134
Travel and meals	43,510	27,704	114,766	76,562
Other	17,991	13,594	66,376	61,193
Management fees (note 9)	9,048	42,653	30,986	136,872
Amortization of property and equipment	799	914	2,397	2,702

	1,482,259	1,062,174	4,253,265	4,278,557

See accompanying notes to condensed consolidated interim financial statements.

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	$	$	$	$

Loss for the period, being loss available to common shareholders - basic and diluted	(1,897,454)	(1,609,628)	(4,873,707)	(6,280,153)

Weighted average number of common shares outstanding	29,991,074	29,725,192	29,951,338	29,473,519

Effect of dilutive stock options and warrants	-	-	-	-

Weighted average number of diluted common shares outstanding	29,991,074	29,725,192	29,951,338	29,473,519

Basic loss per share	(0.06)	(0.05)	(0.16)	(0.21)

Diluted loss per share	N/A	N/A	N/A	N/A

For the nine months ended December 31, 2011 and 2010, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses for the three and nine months ended December 31, 2011 are $13,997 and $41,992, respectively (2010 - $10,243 and $30,729) for office space rental, services, and equipment rental.

For the three and nine months ended December 31, 2011, included in management fees are $9,048 and $30,829, respectively (2010 - $42,653 and $136,872) for services provided. At December 31, 2011, $2,825 (March 31, 2011 - $nil) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2011, included in interest and other income are $4,978 and $13,533, respectively (2010 - $nil) for management services provided.

See accompanying notes to condensed consolidated interim financial statements.

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010
(Prepared in Canadian dollars)

10	Key management compensation

Remuneration of directors and key management personnel comprises:

	Nine months	Nine months
	ended	ended
	December 31,	December 31,
	2011	2010
	$	$

Short-term benefits	409,831	240,180
Option-based awards	1,308,288	1,651,981

	1,718,119	1,892,161

Short-term benefits comprise salaries, fees and benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to the financial statements.

11	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short-term investments. The Company’s cash equivalents comprise banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents, restricted cash and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2011, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 1.25% and 1.24%, respectively (2010 - 1.14% and 0.93%) and the weighted average interest rate earned on the short-term investments was 1.56% and 1.56%, respectively (2010 - 1.55% and 1.44%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2011 is estimated to be a $50,000 increase or decrease in interest income per year.

See accompanying notes to condensed consolidated interim financial statements.

(10)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2011 and 2010

(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at December 31, 2011 was $777,340, all of which is within the next 12 months.

12	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine months ended December 31, 2011.

13	Subsequent events

No adjusting or significant non-adjusting events have occurred between the reporting date and the date these financial statements were authorized for issue.

See accompanying notes to condensed consolidated interim financial statements.

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